Consolidated Financial Statements
For the Years Ended December 31, 2016 and December 31, 2015

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying consolidated financial statements of Golden Star Resources Ltd. (the “Company”) and all information in this financial report are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, include management’s best estimates and judgments.
Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.
The Board carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with management and the auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

"Samuel T. Coetzer"                        "André van Niekerk "
Samuel T. Coetzer                        André van Niekerk
President and Chief Executive Officer                Executive Vice President and Chief Financial Officer

Toronto, Canada
February 21, 2017

February 21, 2017
Independent Auditor’s Report

To the Shareholders of
Golden Star Resources Ltd.

We have completed integrated audits of Golden Star Resources Ltd.’s (the company) 2016 and 2015 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of the company, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of operations and comprehensive loss, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, ON, Canada M5J 0B2
T: +1 416 863 1133 , F:+1 416 365 8215 , www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Report on internal control over financial reporting
We have also audited the company’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, the company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants, Licensed Public Accountants

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars except shares and per share data)

	Notes	For the Years Ended December 31,
		2016	2015

Revenue	17	$221,290	$255,187
Cost of sales excluding depreciation and amortization	18	172,616	245,494
Depreciation and amortization		21,160	37,339
Mine operating margin/(loss)		27,514	(27,646)

Other expenses/(income)
Exploration expense		1,818	1,307
General and administrative		25,754	14,281
Finance expense, net	19	7,832	10,670
Other income	20	(3,349)	(8,178)
Loss/(gain) on fair value of financial instruments, net	5	25,628	(1,712)
Loss on repurchase of 5% Convertible Debentures, net	5	11,594	—
Impairment charges	25	—	34,396
Net loss and comprehensive loss		$(41,763)	$(78,410)
Net loss attributable to non-controlling interest		(2,116)	(10,729)
Net loss attributable to Golden Star shareholders		$(39,647)	$(67,681)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	16	$(0.13)	$(0.26)
Weighted average shares outstanding-basic and diluted (millions)		294.1	259.7
The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)

		As of	As of
	Notes	December 31, 2016	December 31, 2015

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$21,764	$35,108
Accounts receivable		7,299	5,114
Inventories	6	44,381	36,694
Prepaids and other		3,926	5,754
Total Current Assets		77,370	82,670
RESTRICTED CASH		6,463	6,463
MINING INTERESTS	7	215,017	149,849
Total Assets		$298,850	$238,982

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	9	$94,973	$110,811
Derivative liabilities	5	2,729	407
Current portion of rehabilitation provisions	10	5,515	3,660
Current portion of deferred revenue	11	19,234	11,507
Current portion of long term debt	12	15,378	22,035
Total Current Liabilities		137,829	148,420
REHABILITATION PROVISIONS	10	71,867	76,025
DEFERRED REVENUE	11	94,878	53,872
LONG TERM DEBT	12	89,445	91,899
LONG TERM DERIVATIVE LIABILITY	5	15,127	—
OTHER LONG TERM LIABILITY	15	10,465	—
Total Liabilities		419,611	370,216

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	13	746,542	695,555
CONTRIBUTED SURPLUS		33,861	32,612
DEFICIT		(832,951)	(793,304)
Deficit attributable to Golden Star		(52,548)	(65,137)
NON-CONTROLLING INTEREST		(68,213)	(66,097)
Total Liabilities and Shareholders' Equity		$298,850	$238,982
The accompanying notes are an integral part of the consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)

		For the Years Ended December 31,
	Notes	2016	2015

OPERATING ACTIVITIES:
Net loss		$(41,763)	$(78,410)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization		21,173	37,372
Impairment charges	25	—	34,396
Share-based compensation	15	13,850	2,005
Loss on fair value of embedded derivatives	5	3,812	—
Loss/(gain) on fair value of 5% Convertible Debentures	5	17,235	(1,440)
Loss on repurchase of 5% Convertible Debentures, net	5	11,594	—
Loss/(gain) on fair value of warrants	5	2,322	(272)
Recognition of deferred revenue	11	(11,267)	(9,621)
Proceeds from Royal Gold stream	11	60,000	75,000
Reclamation expenditures	10	(5,527)	(2,947)
Gain on reduction of rehabilitation provisions	20	(198)	(5,652)
Other	24	4,226	3,006
Changes in working capital	24	(22,208)	6,711
Net cash provided by operating activities		53,249	60,148
INVESTING ACTIVITIES:
Additions to mining properties		(2,108)	(758)
Additions to plant and equipment		(613)	(1,416)
Additions to construction in progress		(81,635)	(54,877)
Change in accounts payable and deposits on mine equipment and material		(2,794)	4,974
Increase in restricted cash		—	(4,422)
Proceeds from sale of assets		657	—
Net cash used in investing activities		(86,493)	(56,499)
FINANCING ACTIVITIES:
Principal payments on debt	12	(29,345)	(48,611)
Proceeds from debt agreements		3,000	22,000
Proceeds from 7% Convertible Debentures, net	12	20,714	—
5% Convertible Debentures repurchase		(19,941)	—
Proceeds from Royal Gold loan, net		—	18,718
Shares issued, net	13	45,450	—
Exercise of options		22	—
Net cash provided by/(used in) financing activities		19,900	(7,893)
Decrease in cash and cash equivalents		(13,344)	(4,244)
Cash and cash equivalents, beginning of period		35,108	39,352
Cash and cash equivalents, end of period		$21,764	$35,108
See Note 24 for supplemental cash flow information.

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2014	259,490,083	$695,266	$31,532	$(725,623)	$(55,368)	$(54,193)
Shares issued under DSUs	407,012	289	(289)	—	—	—
Options granted net of forfeitures	—	—	652	—	—	652
DSU's granted	—	—	717	—	—	717
Net loss	—	—	—	(67,681)	(10,729)	(78,410)

Balance at December 31, 2015	259,897,095	$695,555	$32,612	$(793,304)	$(66,097)	$(131,234)
Shares issued (see Note 13)	75,360,692	55,180	—	—	—	55,180
Shares issued under DSUs	39,744	9	(9)	—	—	—
Shares issued under options	58,919	39	(17)	—	—	22
Options granted net of forfeitures	—	—	751	—	—	751
DSU's granted	—	—	524	—	—	524
Share issue costs	—	(4,241)	—	—	—	(4,241)
Net loss	—	—	—	(39,647)	(2,116)	(41,763)
Balance at December 31, 2016	335,356,450	$746,542	$33,861	$(832,951)	$(68,213)	$(120,761)

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE MKT under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations (“Bogoso”), the Prestea open-pit mining operations and the Prestea underground development project located near the town of Prestea, Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB") and with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook – Accounting.
These consolidated financial statements were approved by the Board of Directors of the Company on February 21, 2017.
Basis of presentation
These consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and the Company's 5% Convertible Debentures which are measured at fair value through profit or loss.
3. SUMMARY OF ACCOUNTING POLICIES
Cash and cash equivalents
Cash includes cash deposits in any currency residing in chequing and sweep accounts. Cash equivalents consist of money market funds and other highly liquid investments purchased with maturities of three months or less. Investments with maturities greater than three months and up to one year are classified as short-term investments, while those with maturities in excess of one year are classified as long-term investments. Cash equivalents and short-term investments are stated at amortized cost, which typically approximates market value.
Inventories
Inventory classifications include “stockpiled ore,” “in-process inventory,” “finished goods inventory” and “materials and supplies”. The stated value of all production inventories include direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle. General and administrative costs for corporate offices are not included in any inventories.

Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured by estimating the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.
In-process inventory represents material that is currently being treated in the processing plants to extract the contained gold and to transform it into a saleable product. The amount of gold in the in-process inventory is determined by assay and by measure of the quantities of the various gold-bearing materials in the recovery process. The in-process gold is valued at the average of the beginning inventory and the cost of material fed into the processing stream plus in-process conversion costs including applicable mine-site overheads, depreciation and amortization related to the processing facilities.
Finished goods inventory is saleable gold in the form of doré bars. Included in the costs are the direct costs of the mining and processing operations as well as direct mine-site overheads, amortization and depreciation.
Materials and supplies inventories consist mostly of equipment parts and other consumables required in the mining and ore processing activities.
All inventories are valued at the lower of average cost or net realizable value.
Property, plant and equipment
Property, plant and equipment assets, including machinery, processing equipment, mining equipment, mine site facilities, buildings, vehicles and expenditures that extend the life of such assets, are initially recorded at cost including acquisition and installation costs. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and accumulated impairment losses.
The costs of self-constructed assets include direct construction costs and direct overhead during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Depreciation for mobile equipment and other assets having estimated lives shorter than the estimated life of the ore reserves is calculated using the straight-line method at rates which depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives. Mobile mining equipment is amortized over a five year life. Assets, such as processing plants, power generators and buildings, which have an estimated life equal to or greater than the estimated life of the ore reserves, are amortized over the life of the proven and probable reserves of the associated mining property using a units-of-production amortization method, less their anticipated residual values, if any. The net book value of property, plant and equipment assets is charged against income if the mine site is abandoned and it is determined that the assets cannot be economically transferred to another project or sold.
The residual values, useful lives and method of depreciation of property, plant and equipment are reviewed at each reporting period end, and adjusted prospectively if appropriate.
Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net in the consolidated statement of operations.
Mining properties
Mining property assets, including property acquisition costs, tailings storage facilities, mine-site development and drilling costs where proven and probable reserves have been established, pre-production waste stripping, condemnation drilling, roads, feasibility studies and wells are recorded at cost. The costs of self-constructed assets include direct construction costs, direct overhead costs and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Mining property assets are amortized over the life of the proven and probable reserves to which they relate, using a units-of-production amortization method. At open pit mines the costs of removing overburden from an ore body in order to expose ore during its initial development period are capitalized.
Underground mine development costs
Underground mine development costs include development costs to build new shafts, drifts and ramps that will enable the Company to physically access ore underground. The time over which the Company will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a units-of-production basis, whereby the denominator is estimated ounces of gold in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a units-of-production basis, whereby the denominator is the estimated ounces of gold in total accessible proven and probable reserves and the portion of resources that is considered probable of economic extraction.
Betterment stripping (waste removal) costs
As part of its operations, the Company incurs stripping (waste removal) costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are capitalized as part of mining properties.
Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore to be mined in the future, the costs are recognized as a stripping activity asset (a non-current asset) if improved access to the ore body is probable, the component of the ore body can be accurately identified and the costs associated with improving the access can be reliably measured. If these criteria are not met the cost is expensed to the consolidated statement of operations as incurred.
The betterment stripping asset is subsequently depreciated using the units-of-production amortization method over the life of the identified component of the ore body that became more accessible as a result of the betterment stripping activity.
Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of a qualifying asset are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Capitalized borrowing costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Other borrowing costs are recognized as an expense in the period in which they are incurred.
Impairment of long-lived assets
The Company assesses at each reporting period whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, the Company estimates the recoverable amount of the asset and compares it against the asset's carrying amount. The recoverable amount is the higher of its fair value less cost of disposal ("FVLCD") and the asset's value in use ("VIU"). If the carrying amount exceeds the recoverable amount, an impairment loss is recorded in the consolidated statement of operations.
In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset not already reflected in the estimates of future cash flows. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.
FVLCD is best evidenced if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based on the best estimates available to reflect the amount that could be received from an arm's length transaction.
Future cash flows are based on estimated quantities of gold and other recoverable metals, expected price of gold (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed engineered life-of-mine plans.
Numerous factors including, but not limited to, unexpected grade changes, gold recovery variances, shortages of equipment and consumables, equipment failures, and collapse of pit walls could impact our ability to achieve forecasted production schedules from proven and probable reserves. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.
If an impairment loss reverses in a subsequent period, the carrying amount (post reversal) of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in the statement of operations in the period the reversals occur.
Material changes to any of the factors or assumptions discussed above could result in future asset impairments.

Rehabilitation provisions
The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on a periodic basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, inflation rates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. Changes to the provision for reclamation and remediation obligations related to suspended mine operations are recognized in the consolidated statements of operations and comprehensive loss. The present value is determined based on current market assessments of the time value of money using discount rates based on the risk-free rate maturing approximating the timing of expected expenditures to be incurred, and adjusted for country related risks. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.
Deferred revenue
Deferred revenue consists of payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement. As deliveries are made, the Company will record a portion of the deferred revenue as sales, on a unit of production basis over the volume of gold expected to be delivered during the term of the streaming arrangement. The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the stream. This rate per ounce of gold delivered is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered under the Stream Arrangement over the life of the arrangement. This estimate is re-evaluated at each reporting period with any resulting changes in estimate reflected prospectively.
The Streaming Agreement has been recorded as a contract for the future delivery of gold ounces at the contracted price. The upfront payments are accounted for as prepayments of yet-to-be delivered ounces under the contract and are recorded as deferred revenue. The initial term of the contract is 40 years and the deposit bears no interest.
Foreign currency transactions
The Company's presentation currency of its consolidated financial statements is the U.S. dollar, as is the functional currency of its operations. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.
Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into U.S. dollars at the exchange rate at the date that the fair value was determined. Income and expense items are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in net loss, except those arising on the translation of available-for-sale investments that are recorded in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated at the exchange rate in effect at the transaction date.
Income taxes
Income taxes comprise the provision for (or recovery of) taxes actually paid or payable (current taxes) and for deferred taxes.
Current taxes are based on taxable earnings in the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the respective jurisdictions.
Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.
Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are computed using enacted or substantially enacted income tax rates in effect when the temporary differences are expected to reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period of substantial enactment. The provision for or the recovery of deferred taxes is based on the changes in deferred tax assets and liabilities during the period.
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.
Net income/(loss) per share
Basic income/(loss) per share of common stock is calculated by dividing income available to Golden Star's common shareholders by the weighted average number of common shares issued and outstanding during the period. In periods with earnings, the calculation of diluted net income per common share uses the treasury stock method to compute the dilutive effects of stock options, warrants, convertible debentures and other potentially dilutive instruments. In periods of loss, diluted net loss per share is equal to basic income per share.
Revenue recognition
Revenue from the sale of metal is recognized when the significant risks and rewards of ownership have passed to the purchaser. This occurs when the amount of revenue can be measured reliably, the metal has been delivered, title has passed to the buyer and it is probable that the economic benefits associated with the transaction will flow to the entity. All of our spot sales of gold are transported to a South African gold refiner who locates a buyer and arranges for sale of our gold on the same day that the gold is shipped from the mine site. The sales price is based on the London P.M. fix on the day of shipment. Title and risk of ownership pass to the buyer on the day doré is shipped from the mine sites. Revenue recognition for our stream arrangement is disclosed in the accounting policy for deferred revenue.
Share-based compensation
Under the Company's Fourth Amended and Restated 1997 Stock Option Plan, common share options may be granted to executives, employees, consultants and non-employee directors. Compensation expense for such grants is recorded in the consolidated statements of operations and comprehensive loss, with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair value of the option at the time of grant, measured by reference to the fair value determined using a Black-Scholes valuation model, and is recognized over the vesting periods of the respective options on a graded basis. Consideration paid to the Company on exercise of options is credited to share capital.
Under the Company's Deferred Share Unit ("DSU") plan, DSUs may be granted to executive officers and directors. Compensation expense for such grants is recorded in the consolidated statements of operations and comprehensive loss with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair values at the time of grant and is recognized over the vesting periods of the respective DSUs. Upon exercise the Company's compensation committee may, at its discretion, issue cash, shares of a combination thereof.
The Company's Share Appreciation Rights ("SARs") plan allows SARs to be issued to executives, employees and directors. These awards are settled in cash on the exercise date equal to the Company's stock price less the strike price. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period using a Black-Scholes model. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.
Under the Company's Performance Share Units ("PSU") plan, PSUs may be granted to executives, employees and non-employee directors. Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The cash award is determined by multiplying the number of units by the performance adjusting factor, which range from 0% to 200%. The performance factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. As the Company is required to settle these awards in cash, they are accounted for as liability awards with corresponding compensation expense recognized. Long term PSU liability is recognized on the balance sheet as Other Long Term Liability and the current portion is included in accounts payable and accrued liabilities.
Leases
Leases that transfer substantially all of the benefits and risks of ownership to the Company are recorded as finance leases and classified as property, plant and equipment with a corresponding amount recorded with current and long-term debt. All other leases are classified as operating leases under which leasing costs are expensed in the period incurred.
Financial instruments
The Company recognizes all financial assets initially at fair value and classifies them into one of the following three categories: fair value through profit or loss ("FVTPL"), available-for-sale ("AFS") or loans and receivables, as appropriate. The Company has not classified any of its financial assets as held to maturity.
The Company recognizes all financial liabilities initially at fair value and classifies them as either FVTPL or loans and borrowings, as appropriate. The Company has not classified any of its derivatives as designated as hedging instruments in an effective hedge.
5% Convertible Debentures
The Company's 5% Convertible Debentures are considered financial instruments at FVTPL. The convertible debentures contain embedded derivatives that significantly modify the cash flows that otherwise would be required by the contract. The convertible debentures are recorded at fair value determined based on unadjusted quoted prices in active markets when available, otherwise by valuing the embedded derivative conversion feature and the debt component separately. The conversion feature is valued using a Black-Scholes model and the value of the debt is determined based on the present value of the future cash flows. Changes in fair value are recorded in the consolidated statement of operations. Upfront costs and fees related to the convertible debentures were recognized in the statement of operations as incurred and not deferred.
Warrants
The Company's warrants are considered financial instruments at FVTPL. The holder of the warrants can exercise for Golden Star common shares and has an option to request a cashless exercise. As a result, the warrants have been classified as financial liability instruments and are recorded at fair value at each reporting period end using a Black-Scholes model. Warrant pricing models require the input of certain assumptions including price volatility and expected life. Changes in these assumptions could affect the reported fair value of the warrants.
Derivatives
From time to time the Company may utilize foreign exchange and commodity price derivatives to manage exposure to fluctuations in foreign currency exchange rates and gold prices, respectively. The Company does not employ derivative financial instruments for trading purposes or for speculative purposes. Our derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in the consolidated statement of operations. The Company did not have any foreign exchange derivatives outstanding at December 31, 2016.
7% Convertible Debentures embedded derivative
The Company's 7% Convertible Debentures embedded derivative is considered a financial instrument at FVTPL. The embedded derivative was recorded at fair value on the date of debt issuance. It is subsequently remeasured at their fair value at each reporting date, and the changes in the fair value are recorded in the consolidated statement of operations. The fair value of the embedded derivative is determined using a convertible note valuation model, using assumptions based on market conditions existing at the reporting date.
Share capital
Common shares are classified as equity. Costs directly attributable to the issue of new shares or share options are shown in equity as a deduction, net of tax, from the gross proceeds.
Changes in accounting policies
The Company has adopted the following new and revised standards, effective January 1, 2016. These changes were made in accordance with the applicable transitional provisions.
IAS 1 Presentation of financial statements was amended to clarify guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. The adoption of this amendment did not result in any impact to the Company's financial statements.
IFRS 7 Financial instruments: Disclosures amended to (i) add guidance on whether an arrangement to service a financial asset which has been transferred constitutes continuing involvement, and (ii) clarify that the additional disclosure required by the amendments to IFRS 7, Disclosure - Offsetting financial assets and financial liabilities, is not specifically required for interim periods, unless required by IAS 34. The adoption of this improvement did not result in any impact to the Company's financial statements.
Standards, interpretations and amendments not yet effective
IAS 7 Statement of cash flows - Disclosures related to financing activities was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. This amendment is effective for years beginning on/after January 1, 2017. The Company does not expect the standard to have a material impact on the financial statements.
IAS 12 Income taxes - Deferred tax was amended to clarify (i) the requirements for recognizing deferred tax assets on unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset's tax base, and (iii) certain other aspects of accounting for deferred tax assets. This amendment is effective for years beginning on/after January 1, 2017. The Company does not anticipate that there will be any impact on the financial statements.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In additional to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018. The Company is still assessing the impact of this standard.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
Preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions we believe to be reasonable under the circumstances. However, uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Inventory valuation
Inventories are recorded at the lower of average cost or net realizable value ("NRV"). The allocation of costs to ore in stockpiles and the determination of NRV involve the use of estimates. Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured using estimates such as the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Timing and recovery of stockpiled ore can vary significantly from the estimates.
The net realizable value of materials and supplies is recorded based on the expected usage of the inventory items, salvage value and condition of the inventory items, all of which are based on management estimates and judgments.
Mineral reserves
Determining mineral reserves and resources is a complex process involving numerous variables and is based on a professional evaluation using accepted international standards for the assessment of mineral reserves. Estimation is a subjective process, and the accuracy of such estimates is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve estimation may vary as a result of changes in the price of gold, production costs, and with additional knowledge of the ore deposits and mining conditions.
Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's results and financial position, particularly a change in the rate of depreciation and amortization of the related mining assets and the recognition of deferred revenue.
Betterment stripping costs
Significant judgment is required to distinguish between development stripping, production stripping which relates to extraction of inventory and development stripping which relates to the creation of a betterment stripping and stripping activity asset. Once the Company has identified its stripping for each surface mining operation, it identifies the separate components for the ore bodies in each of its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify these components and to determine the expected volumes (waste and ore) to be stripped in each component.
Judgment is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and betterment stripping for each component. The Company considers the ratio of the expected volume of ore to be mined for a specific component of the ore body to be the most suitable production measure.
Units of production depreciation
The mineral properties and a large portion of the property, plant and equipment is depreciated/amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold include proven and probable mineral reserves. Changes in the estimated mineral reserves will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation and amortization expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral reserve estimates.
Carrying value of assets and impairment charges
The Company undertakes a review of its assets at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made, which is considered to be the higher of its FVLCD and VIU. An impairment loss is recognized when the carrying value of the asset or CGU is higher than the recoverable amount. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, discount rates, future production and sale volumes, metal prices, reserves and resource quantities, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the asset or CGU. In determining a CGU, management has examined the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets.
Rehabilitation provisions
Environmental reclamation and closure liabilities are recognized at the time of environmental disturbance, in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate as well as any other constructive obligations that exist. The liability represents management's best estimates of cash required to settle the liability, inflation, assumptions of risks associated with future cash flows and the applicable risk-free interest rates for discounting the future cash outflow. The liability is reassessed and remeasured at each reporting date.
Fair value of financial instruments, including embedded derivatives
Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)
Income taxes
We deal with uncertainties and judgments in the application of complex tax regulations in the various jurisdictions where our properties are located. The amount of taxes paid is dependent upon many factors, including negotiations with taxing authorities in the various jurisdictions and resolution of disputes arising from our international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in our various tax jurisdictions based on our best estimate of additional taxes payable. We adjust these tax estimates in light of changing facts and circumstances, however, due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our estimates of our tax liabilities. If our estimate of tax liability proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater that the ultimate assessment, a tax benefit is recognized.
A deferred tax asset is recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.
Deferred revenue
Significant judgment is required in determining the appropriate accounting for the Streaming Agreement that has been entered into. Management has determined that based on the agreements reached that assumes significant business risk associated with the timing and amount of ounces of gold being delivered. As such, the deposits received have been recorded as deferred revenue liabilities in the consolidated balance sheet. Deferred revenue is recognized as revenue based on the percentage of ounces delivered in the period over the total estimated ounces to be delivered over the life of the Streaming Agreement.
Commencement of commercial production
Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any gold sales during the development period are offset against the cost capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depreciation/amortization of capitalized costs for mining properties begins when operating levels intended by management has been reached.
There are a number of factors the Company considers when determining if condition exist for the commencement of commercial production of an operating mine. Management examines the following factors when making that judgement:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•	The completion of a reasonable period of testing of the mine properties;

•	The mine and/or mill has reached a pre-determined percentage of design capacity; and

•	The ability to sustain ongoing production of ore.
5. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at December 31, 2016 and December 31, 2015:

		December 31, 2016		December 31, 2015
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$13,294	$13,294	$46,406	$46,406
Warrants	2	2,729	2,729	407	407
7% Convertible Debentures embedded derivative	3	15,127	15,127	—	—
There were no non-recurring fair value measurements of financial instruments as at December 31, 2016.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2016, the non-hedge derivative contracts entered into by the Company were added as Level 2 fair valued financial instruments within the fair value measurement hierarchy. During the year ended December 31, 2016, the 7% Convertible Senior Notes due 2021 (the "7% Convertible Debentures") embedded derivative was added as Level 3 fair value instruments within the fair value measurement hierarchy. During the year ended December 31, 2016, there were no transfers into or out of Level 1 fair value measurements.
The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. A market-based volatility rate has been applied to the fair value computation. Inputs used to determine the fair value on December 31, 2016 and December 31, 2015 were as follows:

	December 31, 2016	December 31, 2015
5% Convertible Debentures
Risk-free interest rate	0.6%	1.1%
Risk premium	10.6%	41.0%
Expected volatility	40.0%	40.0%
Remaining life (years)	0.4	1.4

The following table presents the changes in the 5% Convertible Debentures for the year ended December 31, 2016:

Fair value
Balance, December 31, 2015	$46,406
Repurchase[1]	(19,941)
Exchange[2]	(42,000)
Loss on repurchase, net	11,594
Loss in the period included in earnings	17,235
Balance, December 31, 2016	$13,294
1 On April 7, 2016, the Company repurchased $3.6 million principal amount of its 5% Convertible Debentures for $1.7 million. On August 3, 2016, the Company repurchased $18.2 million principal amount of its 5% Convertible Debentures for $18.2 million. Total interest payments of $0.5 million were also made upon repurchase of the debentures.
2 The Company entered into exchange and purchase agreements with two holders of its 5% Convertible Debentures to exchange $42.0 million principal amount for an equal principal amount of newly issued 7% Convertible Debentures (see Note 12).
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures would decrease and the related loss in the Statement of Operations would decrease by $0.3 million at December 31, 2016. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
Warrants
As part of the term loan transaction with Royal Gold, Inc. ("RGI"), 5,000,000 warrants to purchase Golden Star shares were issued to RGI. The warrants have a $0.27 exercise price and expire on July 28, 2019, being the fourth year anniversary of the date of issuance. These instruments are fair valued based on a Black-Scholes model with the following inputs on December 31, 2016 and December 31, 2015:

	December 31, 2016	December 31, 2015
Warrants
Risk-free interest rate	0.8%	1.2%
Expected volatility	82.6%	83.2%
Remaining life (years)	2.6	3.6
The following table presents the fair value changes in the warrants for the year ended December 31, 2016:

Fair value
Balance, December 31, 2015	$407
Loss in the period included in earnings	2,322
Balance, December 31, 2016	$2,729
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued upon the initial measurement date and at December 31, 2016 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

December 31, 2016
Embedded derivative
Risk-free interest rate	1.7%
Risk premium	12.9%
Expected volatility	45.0%
Remaining life (years)	4.6

The following table presents the changes in the 7% Convertible Debentures embedded derivative for the year ended December 31, 2016:

Fair value
Balance, August 3, 2016	$12,259
Gain on conversions	(944)
Loss in the period included in earnings	3,812
Balance, December 31, 2016	$15,127
If the risk premium increases by 5%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related loss in the Statement of Operations would decrease by $0.1 million at December 31, 2016. In general, an increase in risk premium would increase the gain on fair value of the derivative liability.
Non-hedge derivative contracts
During the year ended December 31, 2016, the Company entered into the following gold forward and collar contracts with maturities of the contracts ranging from March to December 2016:

•	Forward contracts for 9,000 ounces of gold at $1,188 per ounce; and

•	Costless collars consisting of puts and calls, on 38,000 ounces of gold with a floor price of $1,125 per ounce and a ceiling ranging between $1,240 per ounce and $1,325 per ounce.
The non-hedge accounted forward and collar contracts were considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads.
During the year ended December 31, 2016, the Company recognized losses of $2.3 million on settled derivative contracts. All of the derivative contracts the Company entered into in 2016 have been settled. At December 31, 2016, there were no outstanding gold forward and collar contracts.
6. INVENTORIES
Inventories include the following components:

	As of	As of
	December 31, 2016	December 31, 2015
Stockpiled ore	$23,833	$20,338
In-process ore	5,008	3,843
Materials and supplies	14,824	12,024
Finished goods	716	489
Total	$44,381	$36,694
The cost of inventories expensed for the year ended December 31, 2016 and 2015 was $160.5 million and $232.6 million, respectively.
No materials and supplies inventories were written off in the year ended December 31, 2016 (year ended December 31, 2015 - $12.9 million of materials and supplies inventories and $12.8 million of refractory ore inventory). $1.2 million of net realizable value adjustments were recorded for stockpiled ore in the year ended December 31, 2016 (year ended December 31, 2015 - $2.2 million on stockpiled and in-process ore).

7. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2014	$454,074	$713,471	$38,716	$1,206,261
Additions	1,416	758	52,042	54,216
Transfers	6,881	14,810	(21,691)	—
Capitalized interest	—	—	2,835	2,835
Change in rehabilitation provision estimate	—	707	—	707
Disposals and other	(9,726)	—	—	(9,726)
As of December 31, 2015	$452,645	$729,746	$71,902	$1,254,293
Additions	613	2,108	75,375	78,096
Transfers	9,379	12,749	(22,128)	—
Capitalized interest	—	—	6,260	6,260
Change in rehabilitation provision estimate	—	2,054	—	2,054
Disposals and other	(1,199)	—	—	(1,199)
As of December 31, 2016	$461,438	$746,657	$131,409	$1,339,504

Accumulated depreciation
As of December 31, 2014	$405,844	$648,329	$9,306	$1,063,479
Depreciation and amortization	21,218	18,954	—	40,172
Disposals and other	(7,941)	9,306	(9,306)	(7,941)
Impairment charges (see Note 25)	4,544	4,190	—	8,734
As of December 31, 2015	$423,665	$680,779	$—	$1,104,444
Depreciation and amortization	8,673	12,010	—	20,683
Disposals and other	(640)	—	—	(640)
As of December 31, 2016	$431,698	$692,789	$—	$1,124,487

Carrying amount
As of December 31, 2014	$48,230	$65,142	$29,410	$142,782
As of December 31, 2015	$28,980	$48,967	$71,902	$149,849
As of December 31, 2016	$29,740	$53,868	$131,409	$215,017
As at December 31, 2016, equipment under finance leases had net carrying amounts of $1.1 million. The total minimum lease payments are disclosed in Note 12 - Debt.
Construction in progress is shown net of $13.6 million (2015 - $nil) pre-commercial production revenue from the Wassa Underground development project. No depreciation is charged to construction in progress assets. For the year ended December 31, 2016, the general capitalization rate for borrowing costs was 7%.
8. INCOME TAXES
We recognize deferred tax assets and liabilities based on the difference between the financial reporting and tax basis of assets and liabilities using the tax rates enacted or substantively enacted when the temporary differences are expected to reverse.

Our net deferred tax liabilities at December 31, 2016 and December 31, 2015 include the following components:

	As of	As of
	December 31,	December 31,
	2016	2015
Deferred tax assets
Non-capital loss carryovers	$9,349	$9,268
Other	—	697
Deferred tax liabilities
Mine property costs	9,349	5,359
Other	—	4,606
Net deferred tax liabilities	$—	$—
The composition of our unrecognized deferred tax assets by tax jurisdiction is summarized as follows:

	As of	As of
	December 31,	December 31,
	2016	2015
Deductible temporary differences
Canada	$12,421	$5,051
U.S.	—	—
Ghana	49,777	53,759
	$62,198	$58,810

Tax losses
Canada	$41,731	$37,054
U.S.	309	274
Ghana	262,719	248,908
	$304,759	$286,236

Total unrecognized deferred tax assets
Canada	$54,152	$42,105
U.S.	309	274
Ghana	312,496	302,667
	$366,957	$345,046
The income taxes recovery includes the following components:

For the years ended December 31,
	2016	2015
Current tax recovery
Current tax on net earnings	$—	$—
Adjustments in respect to prior years	—	—
Income tax recovery	$—	$—

A reconciliation of expected income tax on net loss before minority interest at statutory rates with the actual income tax recovery is as follows:

	For the years ended December 31,
	2016	2015
Net loss before tax	$(41,763)	$(78,410)
Statutory tax rate	26.5%	26.5%
Tax benefit at statutory rate	$(11,067)	$(20,779)

Foreign tax rates	(12,555)	(19,187)
Expired loss carryovers	3,052	1,938
Other	(30)	38
Non taxable/deductible items	641	584
Change in deferred tax assets due to exchange rates	(894)	5,049
Change in unrecognized deferred tax assets	20,853	32,357
Income tax recovery	$—	$—
 At December 31, 2016, the Company had a tax pool and loss carryovers expiring as follows:

	Canada	Ghana	Other
2018	$—	$46,540	$—
2019	—	19,460	—
2020	—	109,841	—
2021	—	601,496	—
2026	3,862	—	—
2027	11,407	—	—
2028	11,280	—	—
2029	17,105	—	2
2030	15,288	—	—
2031	28,682	—	—
2032	13,884	—	—
2033	7,415	—	402
2034	10,683	—	364
2035	8,175	—	115
2036	16,124	—	—
Indefinite	26,324	—	—
Total	$170,229	$777,337	$883
$722.8 million of the Ghana tax pool is usable against taxable income generated at Bogoso/Prestea, with the remaining amount totaling $54.5 million usable against taxable income generated at Wassa.
9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	December 31, 2016	December 31, 2015
Trade and other payables	$48,591	$71,081
Accrued liabilities	38,071	31,496
Payroll related liabilities	8,311	6,376
Accrued severance	—	1,858
Total	$94,973	$110,811

During the year ended December 31, 2016, the Company entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company paid $12.0 million and deferred the payment of the remaining $24.5 million until January 2018, after which the outstanding balance will be repaid in equal installments over 24 months commencing on January 31, 2018 (see Note 12).
10. REHABILITATION PROVISIONS
At December 31, 2016, the total undiscounted amount of the estimated future cash needs was estimated to be $84.4 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Years Ended December 31,
	2016	2015
Beginning balance	$79,685	$85,816
Accretion of rehabilitation provisions	1,368	1,761
Changes in estimates	1,856	(4,945)
Cost of reclamation work performed	(5,527)	(2,947)
Balance at the end of the period	$77,382	$79,685

Current portion	$5,515	$3,660
Long term portion	71,867	76,025
Total	$77,382	$79,685
For the year ended December 31, 2016, the Company has recorded a change of estimate of $1.9 million on its rehabilitation provisions of the mine sites. The impact of the changes of estimates were an increase of $1.3 million to the reclamation provisions for Wassa and an increase of $0.6 million to the reclamation provisions for Bogoso/Prestea. The rehabilitation provision for Wassa was $19.3 million (2015 - $18.8 million) The Company expects the payments for reclamation to be incurred between 2017 to 2026. An increase in estimate for Wassa of $1.3 million was recorded due to a revision in the timing of payments. The rehabilitation provision for Bogoso/Prestea was $58.1 million (2015 - $60.9 million). The Company expects the payments for reclamation to be incurred between 2017 to 2027. An increase in estimate for Bogoso/Prestea of $0.6 million relates to a $0.2 million reduction in expected reclamation costs relating to the refractory operation and a $0.8 million increase in the expected reclamation costs relating to the non-refractory operation. The reduction of $0.2 million relating to the reclamation costs of the refractory operation was recorded as other income since the carrying value of the underlying refractory assets were $nil after suspension of its operation in 2015.
11. DEFERRED REVENUE
On July 28, 2015, the Company through its subsidiary Caystar Finance Co. completed a $130 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG (“RGLD”), a wholly-owned subsidiary of RGI. This Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15 million of streaming advance payment with an option, subject to Golden Star satisfying certain conditions, to access a further $5 million (this option was not exercised and has expired). The Streaming percentages were adjusted as follows to reflect the $15 million additional advance payment: From January 1, 2016, the Company will deliver 9.25% of the Mines’ production to RGLD at a cash purchase price of 20% of spot gold. From the earlier of January 1, 2018 or commercial production of the underground mines, Golden Star will deliver 10.5% of production at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of production at a cash purchase price of 30% of spot gold will be delivered.
The upfront payments are accounted for as prepayments of yet-to-be delivered ounces under the contract and are recorded as deferred revenue. The initial term of the contract is 40 years and the deposit bears no interest.

During the year ended December 31, 2016, the Company sold 17,664 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the year ended December 31, 2016 consisted of $4.4 million of cash payments received and $11.3 million of deferred revenue recognized in the period (see Note 17). The Company has delivered a total of 30,365 ounces of gold to RGLD since the inception of the Streaming Agreement.

	For the Years Ended December 31,
	2016	2015
Beginning balance	$65,379	$—
Deposits received	60,000	75,000
Deferred revenue recognized	(11,267)	(9,621)
Balance at the end of the period	$114,112	$65,379

Current portion	$19,234	$11,507
Long term portion	94,878	53,872
Total	$114,112	$65,379
12. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	December 31, 2016	December 31, 2015
Current debt:
Equipment financing credit facility	$931	$2,761
Finance leases	1,153	1,016
Ecobank Loan II	—	4,889
5% Convertible Debentures at fair value (see Note 5)	13,294	—
Current portion of vendor agreement	—	13,369
Total current debt	$15,378	$22,035
Long term debt:
Equipment financing credit facility	$188	$1,625
Finance leases	806	2,019
Ecobank Loan II	—	16,548
5% Convertible Debentures at fair value (see Note 5)	—	46,406
7% Convertible Debentures	47,617	—
Royal Gold loan	18,496	18,175
Vendor agreement	22,338	7,126
Total long term debt	$89,445	$91,899

Current portion	$15,378	$22,035
Long term portion	89,445	91,899
Total	$104,823	$113,934
Equipment financing credit facility
Bogoso/Prestea and Wassa maintained an equipment financing facility with Caterpillar Financial Services Corporation, with Golden Star as the guarantor of all amounts borrowed. The facility provided credit financing for mining equipment at a fixed interest rate of 6.5%. Amounts drawn under this facility are repayable over a period of two to five years. Each outstanding equipment loan is secured by the title of the specific equipment purchased with the loan until the loan has been repaid in full.

Finance leases
The Company financed mining equipment at Wassa and Bogoso/Prestea through equipment financing leases. These finance leases are payable in equal installments over a period of 60 months and have implicit interest rates of 6.9%. Each outstanding finance lease is secured by the title of the specific equipment purchased with the lease until the lease has been repaid in full.
Ecobank Loan II
In the third quarter of 2014, the Company through its subsidiary Golden Star (Wassa) Limited closed a $25 million secured Medium Term Loan Facility ("Ecobank Loan II") with Ecobank Ghana Limited. This $25 million loan had a term of 60 months from the date of initial drawdown and was secured by, among other things, Wassa's existing plant, machinery and equipment. The interest rate on the loan was three month LIBOR plus 11%, per annum, payable monthly in arrears beginning a month following the initial drawdown.
During the year ended December 31, 2015, the Company drew down $22.0 million on the Ecobank Loan II.
During the first quarter of 2016, the Company drew down the remaining $3 million of the Ecobank Loan II. During the third quarter of 2016, the Ecobank Loan II, as well as all accrued interest thereon, was repaid in full using the proceeds from the shares issued in the Equity Offering (see Note 13).
5% Convertible Debentures
The 5% Convertible Debentures were issued on May 31, 2012, in the amount of $77.5 million, in exchange for $74.5 million of our 4% convertible senior unsecured debentures (the "4% Convertible Debentures") in privately negotiated transactions with certain holders of the 4% Convertible Debentures.
The 5% Convertible Debentures are governed by the terms of an indenture dated May 31, 2012, by and between the Company and The Bank of New York Mellon, as Indenture Trustee.
Interest on the 5% Convertible Debentures is payable semi-annually in arrears on May 31 and November 30 of each year until maturity on June 1, 2017. The 5% Convertible Debentures are, subject to certain limitations, convertible into common shares at a conversion rate of 606.0606 common shares per $1,000 principal amount of the 5% Convertible Debentures (equal to an initial conversion price of $1.65 per share), or approximately 25% above the closing price of the Company's common shares on the NYSE MKT on May 17, 2012, the last full trading day prior to entry into the purchase agreement. The 5% Convertible Debentures are not redeemable at the Company's option, except in the event of certain change in control transactions where 90% or more of the outstanding 5% Convertible Debentures have accepted a mandatory offer from the Company to purchase them.
On maturity, the Company may, at its option, satisfy the repayment obligation by paying the principal amount of the 5% Convertible Debentures in cash or, subject to certain limitations, by issuing that number of the Company's common shares obtained by dividing the principal amount of the 5% Convertible Debentures outstanding by 95% of the weighted average trading price of the Company's common shares on the NYSE MKT for the 20 consecutive trading days ending five trading days preceding the maturity date (the "Current Market Price") provided that the aggregate maximum number of common shares to be issued may not exceed 19.99% of the issued and outstanding common shares as of the closing date. If the Company elects to repay the principal amount of the 5% Convertible Debentures at maturity by issuing common shares, and the Company is limited under the terms of the indenture from issuing a number of common shares sufficient to fully repay the 5% Convertible Debentures outstanding at maturity, the Company is required to pay the balance owing in cash, based on the difference between the principal amount of the 5% Convertible Debentures outstanding and the value of the common shares (based on the Current Market Price) delivered in repayment of the 5% Convertible Debentures.
The 5% Convertible Debentures are direct senior unsecured indebtedness of the Company, ranking equally and ratably with all other senior unsecured indebtedness, and senior to all subordinated indebtedness of the Company. None of the Company's subsidiaries has guaranteed the 5% Convertible Debentures, and the 5% Convertible Debentures do not limit the amount of debt that the Company or our subsidiaries may incur.
The 5% Convertible Debentures are accounted for at fair value and marked to market each reporting period and the corresponding gain/loss on fair value is recorded in the Statement of Operations.
On April 7, 2016, the Company repurchased $3.6 million principal amount of its 5% Convertible Debentures for $1.7 million. On August 3, 2016, the Company repurchased $18.2 million principal amount of its 5% Convertible Debentures for $18.2 million. Total interest payments of $0.5 million were also made upon repurchase of the debentures. The Company recorded a loss on repurchase of $11.6 million (see Note 5). As at December 31, 2016, $13.6 million principal amount of 5% Convertible Debentures remains outstanding.
During the year ended December 31, 2016, the Company entered into exchange and purchase agreements with two holders of its 5% Convertible Debentures to exchange $42.0 million principal amount of the outstanding convertible debentures for an equal principal amount of newly issued 7% Convertible Debentures.

The 5% Convertible Debentures mature on June 1, 2017, and therefore have been classified as current liabilities.
As at December 31, 2016, the fair value of the 5% Convertible Debentures is valued at $13.3 million with a loss on fair value of $17.2 million and a loss on repurchase of $11.6 million recorded in the year ended December 31, 2016 (see Note 5).
7% Convertible Debentures
The 7% Convertible Debentures were issued on August 3, 2016, in the amount of $65.0 million due August 15, 2021. The Company entered into exchange and purchase agreements with two holders of its 5% Convertible Debentures due June 1, 2017 to exchange $42.0 million principal amount of the outstanding 5% Convertible Debentures for an equal principal amount of 7% Convertible Debentures (the "Exchange"), with such principal amount being included in the issuance of the $65.0 million total aggregate principal amount of the 7% Convertible Debentures. The Company did not receive any cash proceeds from the Exchange. The 7% Convertible Debentures are governed by the terms of an indenture dated August 3, 2016, by and between the Company and The Bank of New York Mellon, as indenture trustee.
The 7% Convertible Debentures are senior unsecured obligations of the Company, bear interest at a rate of 7.0% per annum, payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017, and will mature on August 15, 2021, unless earlier repurchased, redeemed or converted. Subject to earlier redemption or purchase, the 7% Convertible Debentures are convertible at any time until the close of business on the third business day immediately preceding August 15, 2021 at the option of the holder, and may be settled, at the Company's election, in cash, common shares of the Company, or a combination of cash and common shares based on an initial conversion rate. The initial conversion rate of the 7% Convertible Debentures, subject to adjustment, is approximately 1,111 common shares of the Company per $1,000 principal amount of 7% Convertible Debentures being converted, which is equivalent to an initial conversion price of approximately $0.90 per common share. The initial conversion price represents a 20% premium to the price per common share in the concurrent public offering of the Company's common shares that was completed on August 3, 2016 (see Note 13). The initial conversion rate is subject to adjustment upon the occurrence of certain events. If the 7% Convertible Debentures are converted before August 1, 2019, the Company will, in addition to the consideration payable with the conversion, be required to make a conversion make-whole payment in cash, common shares of the Company or a combination thereof, at the Company's election, equal to the present value of the remaining scheduled payments of interest that would have been made on the 7% Convertible Debentures converted had such debentures remained outstanding from the conversion date to August 1, 2019, subject to certain restrictions. The present value of the remaining scheduled interest payments will be computed using a discount rate equal to 2.0%.
Prior to August 15, 2019, the Company may not redeem the 7% Convertible Debentures except in the event of certain changes in applicable tax law. On or after August 15, 2019, the Company may redeem all or part of the outstanding 7% Convertible Debentures at the redemption price, only if the last reported sales price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of (1) 100% of the principal amount of the 7% Convertible Debentures to be redeemed, (2) any accrued and unpaid interest to, but excluding, the redemption date, and (3) a redemption make-whole payment, payable in cash, common shares of the Company or a combination thereof, at the Company's election, equal to the present value of the remaining scheduled payments of interest that would have been made on the 7% Convertible Debentures to be redeemed had such debentures remained outstanding from the redemption date to August 15, 2021 (excluding interest accrued to, but excluding, the redemption date, which is otherwise paid pursuant to the preceding clause (2)). The present value of the remaining scheduled interest payments will be computed using a discount rate equal to 2.0%.
The conversion feature referred to above is an embedded derivative. The Company selected to bifurcate the conversion feature from the host instrument, thereby separating it from the debt component. The debt component is recorded at amortized cost, and the embedded derivative is accounted for at fair value. At August 3, 2016, the date of the debt issuance, the fair value of the embedded derivative was $12.3 million. At December 31, 2016, the fair value of the embedded derivative was $15.1 million. The revaluation loss of $3.8 million and gain on conversions of $0.9 million is recorded in the Statement of Operations (see Note 5).
On November 1, 2016, $1.0 million principal amount of the 7% Convertible Debentures was converted for 1,111,111 common shares. On December 6, 2016, $4.0 million principal amount of the 7% Convertible Debentures was converted for 4,444,444 common shares. On December 8, 2016, $1,000 principal amount of the 7% Convertible Debentures was converted for 1,111 common shares. The Company recorded a net gain on conversions of $0.05 million. As at December 31, 2016, $60.0 million principal amount of 7% Convertible Debentures remains outstanding.

The following table presents the Balance Sheet information related to the 7% Convertible Debentures at December 31, 2016:

As of
December 31, 2016
Principal value of the debt component	$65,000
Unamortized value of the debt discount and issuance costs	(13,675)
Conversions	(3,883)
Share issue costs allocated on conversion	175
Net carrying value of the debt component	$47,617
Royal Gold loan
In July 2015, the Company through its subsidiary Caystar Finance Co. closed a $20 million term loan with RGI and subsequently drew down $20 million of the facility. The loan has a term of 4 years and is secured by, among other things, assets of Wassa and Bogoso/Prestea. Interest is payable based on the average daily London Bullion Market Association (“LBMA”) gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. Interest payments are to be made on the last business day of each fiscal quarter, commencing in the quarter which the funding occurred. Commencing June 30, 2017, the Company will be required to make mandatory repayments at a percentage of any excess cash flow earned. For the year ended December 31, 2016, the interest rate was approximately 8% with a total of $1.6 million paid during the year ended December 31, 2016. The fair value of the loan is determined net of initial valuation of the warrants issued to RGI and financing fees incurred.
Vendor agreement
During the year ended December 31, 2015, the Company reached an agreement with a significant account creditor, to repay $30.4 million of payables. The plan included a deferral of $22.0 million of amounts owed to 2016 and 2017, which were reclassified from accounts payable to other long term liabilities, net of a $2.4 million gain on deferral of other long term liabilities and $0.9 million of accretion thereof in the year ended December 31, 2015.
On May 4, 2016, the Company entered into another agreement with the same creditor which superseded the previous agreement, to settle $36.5 million of current liabilities. Under this current agreement, the Company paid $12.0 million and deferred the payment of the remaining $24.5 million until January 2018, after which the outstanding balance will be repaid in equal installments over 24 months commencing on January 31, 2018. Interest of 7.5% will accrue and be payable beginning in January 2017. A $2.7 million gain was recognized in Other Income on remeasurement of the deferral during the second quarter of 2016.

Schedule of payments on outstanding debt as of December 31, 2016:

	Year ending December 31, 2017	Year ending December 31, 2018	Year ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Maturity
Equipment financing loans
Principal	$931	$188	$—	$—	$—	2016 to 2018
Interest	34	4	—	—	—

Finance leases
Principal	1,153	806	—	—	—	2018
Interest	100	24	—	—	—

5% Convertible Debentures
Principal	13,611	—	—	—	—	June 1, 2017
Interest	340	—	—	—	—

7% Convertible Debentures
Principal	—	—	—	—	59,999	August 15, 2021
Interest	4,200	4,200	4,200	4,200	4,200

Royal Gold loan
Principal	—	—	20,000	—	—	2019
Interest [1]	1,500	1,500	875	—	—

Vendor agreement
Principal	—	12,266	12,266	—	—
Interest	1,840	1,418	498	—	—

Total principal	$15,695	$13,260	$32,266	$—	$59,999
Total interest	8,014	7,146	5,573	4,200	4,200
	$23,709	$20,406	$37,839	$4,200	$64,199
1 Interest payments on the Royal Gold loan are based on the average daily London Bullion Market Association ("LBMA") gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. The estimated interest payments are calculated based on $1,200 per ounce LBMA gold price.
13. SHARE CAPITAL

		Number of Common Shares	Share Capital
Balance at December 31, 2014		259,490,083	$695,266
Shares issued under DSUs		407,012	289
Balance at December 31, 2015		259,897,095	$695,555
Bought deal	a	22,750,000	15,015
Equity offering	b	46,000,000	34,500
Conversion of 7% Convertible Debentures	c	6,610,692	5,665
Shares issued under DSUs		39,744	9
Shares issued under options		58,919	39
Share issue costs		—	(4,241)
Balance at December 31, 2016		335,356,450	$746,542

a.
On April 28, 2016, the Company entered into an agreement with BMO Nesbitt Burns Inc. (the "Underwriter") under which the Underwriter purchased on a bought deal basis 22,750,000 common shares at a price of $0.66 per share for gross proceeds of $15.0 million. The Company incurred share issue costs of $1.3 million resulting in net proceeds of $13.7 million. The net proceeds were used for settlement with a significant current account creditor.

b.
On August 3, 2016, the Company issued 40,000,000 common shares in an underwritten public offering led by the Underwriter, at a price of $0.75 per share (the "Equity Offering"). The Company granted the underwriters of the Equity Offering a 30-day option to purchase up to 6,000,000 additional common shares. The option was exercised for 6,000,000 common shares on August 3, 2016 resulting in gross proceeds under the Equity Offering of $34.5 million. The Company incurred share issue costs of $2.7 million resulting in net proceeds of $31.8 million.

c.	During the year ended December 31, 2016, the following conversions of the 7% Convertible Debentures occurred:

◦	On November 1, 2016, the Company issued 1,111,111 common shares on conversion of $1.0 million principal amount of the 7% Convertible Debentures.

◦
On December 6, 2016, the Company issued 4,444,444 common shares on conversion of $4.0 million principal amount of the 7% Convertible Debentures. The Company also issued 1,054,026 common shares as a make-whole payment on conversion.

◦	On December 8, 2016, the company issued 1,111 common shares on conversion of $1,000 principal amount of the 7% Convertible Debentures.
The Company recorded $5.7 million shares issued and share issue costs of $0.2 million, resulting in $5.5 million net. The Company also recorded a net gain on conversions of $0.05 million.
14. COMMITMENTS AND CONTINGENCIES
Our commitments and contingencies include the following items:
Environmental bonding in Ghana
The Ghana Environmental Protection Agency ("EPA") requires environmental compliance bonds that provide assurance for environmental remediation at our Bogoso/Prestea and Wassa mining operations. To meet this requirement the Company has environmental bonds totaling $9.6 million and $8.1 million for Wassa and Bogoso/Prestea respectively with a commercial bank in Ghana. These bonds are guaranteed by Golden Star Resources Ltd. There is also a cross guarantee between Wassa and Bogoso/Prestea. The Company also held cash deposits of $3.5 million and $3.0 million for each operation, which are recorded as restricted cash on the consolidated balance sheets.
Government of Ghana's rights to increase its participation
Under Act 703, the Government of Ghana has the right to acquire a special share in our Ghanaian subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree, and a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. A special share carries no voting rights and does not participate in dividends, profits or assets. If the Government of Ghana acquires a special share, it may require us to redeem the special share at any time for no consideration or for consideration determined by us. To date, the Government of Ghana has not sought to exercise any of these rights at our properties.
Royalties
Government of Ghana
The Ghana Government receives a royalty equal to 5% of mineral revenues earned by Bogoso/Prestea and Wassa.
Dunkwa Properties
As part of the acquisition of the Dunkwa properties in 2003, the Company agreed to pay the seller a net smelter return royalty on future gold production from the Mansiso and Asikuma properties. As per the acquisition agreement, there will be no royalty due on the first 200,000 ounces produced from Mampon which is located on the Asikuma property. The amount of the royalty is based on a sliding scale which ranges from 2% of net smelter return at gold prices at or below $300 per ounce and progressively increases to 3.5% for gold prices in excess of $400 per ounce. Since this property is currently undeveloped, we are not required to pay a royalty on this property.

Exploration agreements
Obuom
In October 2007, we entered into an agreement with AMI Resources Inc. (“AMI”), which gives AMI the right to earn our 54% ownership position in the Obuom property in Ghana. Should AMI eventually obtain full rights to our position on the property and develop a gold mining operation at Obuom, we would receive from AMI a 2% net smelter return royalty on 54% of the property’s gold production.
Operating leases and capital commitments
The Company is a party to certain contracts relating to operating leases, office rent and capital commitments. Future minimum payments under these agreements as at December 31, 2016 are as follows:

Less than 1 year	$2,643
Between 1 and 5 years	1,440
More than 5 years	2
Total	$4,085
15. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the Statements of Operations and Comprehensive Loss are as follows:

	For the Years Ended December 31,
	2016	2015
Share options	$751	$652
Deferred share units	524	717
Share appreciation rights	616	39
Performance share units	11,959	597
	$13,850	$2,005
Share options
On May 5, 2016, the Fourth Amended and Restated 1997 Stock Option Plan (the “Fourth Amended and Restated 1997 Stock Option Plan”) was approved by shareholders to (i) reserve an additional 10,000,000 common shares for the Fourth Amended and Restated 1997 Stock Option Plan, thereby increasing the total number of common shares issuable from 25,000,000 Common Shares under the Stock Option Plan to 35,000,000 common shares under the Fourth Amended and Restated 1997 Stock Option Plan; (ii) provide for the grant of “incentive stock options” (being stock options designated as “incentive stock options” in an option agreement and that are granted in accordance with the requirements of, and that conforms to the applicable provisions of, Section 422 of the Internal Revenue Code); and (iii) to make such other changes to update the provisions of the Stock Option Plan in light of current best practices. Options granted are non-assignable and are exercisable for a period of ten years or such other period as is stipulated in a stock option agreement between Golden Star and the optionee. Under the Plan, we may grant options to employees, consultants and directors of the Company or its subsidiaries for up to 35,000,000 shares, of which 11,107,216 are available for grant as of December 31, 2016. The exercise price of each option is not less than the closing price of our shares on the Toronto Stock Exchange on the day prior to the date of grant. Options typically vest over periods ranging from immediately to four years from the date of grant. Vesting periods are determined at the discretion of the Compensation Committee.
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the year ended December 31, 2016 and 2015 were based on the weighted average assumptions noted in the following table:

	For the Years Ended December 31,
	2016	2015
Expected volatility	72.40%	68.98%
Risk-free interest rate	1.28%	1.30%
Expected lives	4.86 years	5.59 years
Dividend yield	0%	0%
Expected volatilities are based on the mean reversion tendency of the volatility of Golden Star's shares. Golden Star uses historical data to estimate share option exercise and employee departure behavior and this data is used in determining input data for the Black-Scholes model. Groups of employees that have dissimilar historical behavior are considered separately for valuation purposes. The expected term of the options granted represents the period of time that the options granted are expected to be outstanding. The risk-free rate for periods within the contractual term of the option is based on the Bank of Canada administered interest rates in effect at the time of the grant.
The weighted average fair value per option granted during the year ended December 31, 2016 was $0.35 (year ended December 31, 2015 - $0.23). As at December 31, 2016, there was $0.3 million of share-based compensation expense (December 31, 2015 - $0.3 million) relating to the Company's share options to be recorded in future periods. For the year ended December 31, 2016, the Company recognized an expense of $0.8 million (year ended December 31, 2015 - $0.7 million).
A summary of option activity under the Company's Fourth Amended and Restated 1997 Stock Option Plan during the year ended December 31, 2016 are as follows:

	Options (‘000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2014	14,935	2.01	5.7
Granted	3,421	0.38	9.4
Forfeited	(4,340)	2.36	4.4
Expired	(105)	4.58	—
Outstanding as of December 31, 2015	13,911	1.48	5.9
Granted	3,245	0.62	8.7
Exercised	(59)	0.48	8.7
Forfeited	(610)	1.09	5.4
Expired	(368)	3.25	—
Outstanding as of December 31, 2016	16,119	1.29	5.7

Exercisable as of December 31, 2015	10,050	1.84	4.8
Exercisable as of December 31, 2016	11,738	1.55	4.8
The number of options outstanding by strike price as of December 31, 2016 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2016	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2016	Weighted-average exercise price
Range of exercise price (Cdn$)	('000)	(years)	(Cdn$)	('000)	(Cdn$)
0.30 to 0.50	3,096	8.0	0.38	1,690	0.38
0.51 to 1.50	6,384	7.7	0.77	3,409	0.86
1.51 to 2.50	4,780	2.6	1.84	4,780	1.84
2.51 to 3.50	1,434	3.5	2.97	1,434	2.97
3.51 to 5.00	425	2.4	3.69	425	3.69
	16,119	5.7	1.29	11,738	1.55

The number of options outstanding by strike price as of December 31, 2015 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2015	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2015	Weighted-average exercise price
Range of exercise price (Cdn$)	('000)	(years)	(Cdn$)	('000)	(Cdn$)
0.30 to 0.50	3,369	9.0	0.38	887	0.39
0.51 to 1.50	3,315	7.8	0.92	1,936	0.96
1.51 to 2.50	4,967	3.5	1.85	4,967	1.85
2.51 to 3.50	1,788	3.8	3.00	1,788	3.00
3.51 to 5.00	472	3.1	3.71	472	3.71
	13,911	5.9	1.48	10,050	1.84
Deferred share units ("DSUs")
On March 9, 2011 the Board adopted a Deferred Share Unit Plan ("DSU Plan") which was subsequently approved by shareholders at the May 2011 annual meeting of shareholders. The DSU Plan provides for the issuance of Deferred Share Units (“DSUs”), each representing the right to receive one Golden Star common share upon redemption. DSUs may be redeemed only upon termination of the holder's services to the Company, and may be subject to vesting provisions. DSU awards are granted at the sole discretion of the Company's compensation committee. The DSU Plan allows directors, at their option, to receive all or any portion of their director retainer by accepting DSUs in lieu of cash.
The compensation committee may also award DSUs to executive officers and/or directors in lieu of cash as a component of their long term performance compensation, the amount of such awards being in proportion to the officer's or director's achievement of pre-determined performance goals. As with DSU awards for directors' retainers, DSUs received as performance compensation are redeemable only upon termination of the holder's services to the Company. The Company may, at its option, provide cash in lieu of common shares upon a holder's redemption, the cash value being established by the share price on the DSU redemption date, less all applicable tax withholding.
For the year ended December 31, 2016, the DSUs that were granted vested immediately and a compensation expense of $0.5 million was recognized for these grants (year ended December 31, 2015 - $0.7 million). As of December 31, 2016, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the year ended December 31, 2016 and 2015:

	For the Years Ended December 31,
	2016	2015
Number of DSUs, beginning of period ('000)	4,496	1,962
Grants	1,277	2,941
Exercises	(40)	(407)
Number of DSUs, end of period ('000)	5,733	4,496
Share appreciation rights ("SARs")
On February 13, 2012, the Company adopted a Share Appreciation Rights Plan, and granted 1,543,043 share appreciation rights ("SARs") that vest after a period of three years.
As of December 31, 2016, there was approximately $0.3 million of total unrecognized compensation cost related to unvested SARs (December 31, 2015 - $0.2 million). For the year ended December 31, 2016, the Company recognized an expense of $0.6 million related to these cash settled awards (year ended December 31, 2015 - $0.0 million).

A summary of the SARs activity during the year ended December 31, 2016 and 2015:

	For the Years Ended December 31,
	2016	2015
Number of SARs, beginning of period ('000)	2,934	3,220
Grants	1,850	1,255
Exercises	(10)	—
Forfeited	(678)	(1,541)
Expired	(1,409)	—
Number of SARs, end of period ('000)	2,687	2,934
Performance share units ("PSUs")
On January 1, 2014, the Company adopted a Performance Share Unit (“PSU”) Plan.  Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met.  The PSUs vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the PSU Plan. The cash award is determined by multiplying the number of units by the performance adjustment factor, which range from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. As the Company is required to settle these awards in cash, they are accounted for as liability awards with corresponding compensation expense recognized.
Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The PSUs vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the PSU Plan. The cash award is determined by multiplying the number of units by the performance adjustment factor, which range from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. For the year ended December 31, 2016, the Company recognized an expense of $12.0 million (year ended December 31, 2015 - $0.6 million). As at December 31, 2016, the long term PSU liability is $10.5 million, recognized on the balance sheet as Other Long Term Liability and the current portion of $2.1 million is included in accounts payable and accrued liabilities.
A summary of the PSU activity during the year ended December 31, 2016 and 2015:

	For the Years Ended December 31,
	2016	2015
Number of PSUs, beginning of period ('000)	9,618	2,346
Grants	6,058	8,010
Forfeited	(196)	(738)
Number of PSUs, end of period ('000)	15,480	9,618
16. LOSS PER COMMON SHARE
The following table provides reconciliation between basic and diluted loss per common share:

	For the Years Ended December 31,
	2016	2015
Net loss attributable to Golden Star shareholders	$(39,647)	$(67,681)

Weighted average number of basic and diluted shares (millions)	294.1	259.7

Loss per share attributable to Golden Star shareholders:
Basic and diluted	$(0.13)	$(0.26)

17. REVENUE
Revenue includes the following components:

	For the Years Ended December 31,
	2016	2015
Revenue - Streaming Agreement
Cash payment proceeds	$4,385	$2,873
Deferred revenue recognized	11,267	9,621
	15,652	12,494
Revenue - Spot sales	205,638	242,693
Total revenue	$221,290	$255,187

During the year, the Company capitalized $13.6 million of pre-commercial production revenue to construction in progress. These proceeds were capitalized as they relate to ounces sold from the Wassa Underground which had not reached commercial production at December 31, 2016.
18. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	For the Years Ended December 31,
	2016	2015
Contractors	$32,869	$34,764
Electricity	18,378	36,869
Fuel	12,647	19,161
Raw materials and consumables	44,016	71,233
Salaries and benefits	43,404	43,047
Transportation costs	1,949	1,991
General and administrative	6,216	9,203
Other	6,505	7,216
Mine operating expenses	$165,984	$223,484
Severance charges	(71)	14,626
Operating costs to metal inventory	(6,569)	(7,043)
Inventory net realizable value adjustment	1,190	1,524
Royalties	12,082	12,903
	$172,616	$245,494
19. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	For the Years Ended December 31,
	2016	2015
Interest income	$(26)	$(26)
Interest expense, net of capitalized interest (see Note 7)	6,167	8,344
Net foreign exchange (gain)/loss	(749)	591
Accretion of rehabilitation provision	1,368	1,761
Conversion make-whole payment	1,072	—
	$7,832	$10,670

20. OTHER INCOME
Other income includes the following components:

	For the Years Ended December 31,
	2016	2015
Gain/(loss) on disposal of assets	$(180)	$88
Gain on reduction of asset retirement obligations	(198)	(5,652)
Gain on deferral of payables (see Note 9)	(2,682)	(2,432)
Other income	(289)	(182)
	$(3,349)	$(8,178)
21. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the year ended December 31, 2016 and 2015 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	For the Years Ended December 31,
	2016	2015
Salaries, wages, and other benefits	$2,337	$2,438
Bonuses	1,311	983
Share-based compensation	9,736	593
	$13,384	$4,014
22. PRINCIPAL SUBSIDIARIES
The consolidated financial statements include the accounts of the Company and all of its subsidiaries at December 31, 2016. The principal operating subsidiaries are Wassa and Bogoso/Prestea, in which the Company has a 90% ownership interest in each.
Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts are disclosed on a 100% basis and disclosure for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations.

Summarized statement of financial position

	Wassa		Bogoso/Prestea
	As of December 31,		As of December 31,
	2016	2015	2016	2015
Non-controlling interest percentage	10%	10%	10%	10%

Current assets	$90,627	$95,421	$13,957	$9,257
Current liabilities	166,230	121,631	1,011,786	966,036
	(75,603)	(26,210)	(997,829)	(956,779)
Non-current assets	125,628	98,581	95,527	58,991
Non-current liabilities	19,513	35,990	81,155	70,379
	106,115	62,591	14,372	(11,388)
Net assets/(liabilities)	30,512	36,381	(983,457)	(968,167)

Non-controlling interest	$(10,870)	$(11,457)	$79,083	$77,554
Summarized income statement

	Wassa		Bogoso/Prestea
	For the years ended December 31,		For the years ended December 31,
	2016	2015	2016	2015
Revenue	$103,991	$116,470	$101,648	$126,223
Net loss and comprehensive loss	(5,870)	(3,675)	(15,289)	(103,613)
Summarized cash flows

	Wassa		Bogoso/Prestea
	For the years ended December 31,		For the years ended December 31,
	2016	2015	2016	2015
Cash flows provided by/(used in) operating activities	16,757	8,217	(43,190)	(40,647)
Cash flows used in investing activities	(42,189)	(35,900)	(43,244)	(20,597)
Cash flows provided by financing activities	18,376	22,091	88,330	53,977

23. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

For the Years Ended December 31,	Wassa	Bogoso/Prestea	Other	Corporate	Total
2016
Revenue	$112,341	$108,949	$—	$—	$221,290
Mine operating expenses	92,938	73,046	—	—	165,984
Severance charges	113	(184)	—	—	(71)
Operating costs to metal inventory	(5,149)	(1,420)	—	—	(6,569)
Inventory net realizable value adjustment	1,190	—	—	—	1,190
Royalties	6,483	5,599	—	—	12,082
Cost of sales excluding depreciation and amortization	95,575	77,041	—	—	172,616
Depreciation and amortization	15,094	6,066	—	—	21,160
Mine operating margin	1,672	25,842	—	—	27,514
Net loss attributable to non-controlling interest	(587)	(1,529)	—	—	(2,116)
Net income/(loss) attributable to Golden Star	$603	$28,687	$(6,096)	$(62,841)	$(39,647)

Capital expenditures	$41,805	$42,413	$88	$50	$84,356

2015
Revenue	$123,189	$131,998	$—	$—	$255,187
Mine operating expenses	95,152	128,332	—	—	223,484
Severance charges	1,816	12,810	—	—	14,626
Operating costs to metal inventory	(4,886)	(2,157)	—	—	(7,043)
Inventory net realizable value adjustment	1,524	—	—	—	1,524
Royalties	6,234	6,669	—	—	12,903
Cost of sales excluding depreciation and amortization	99,840	145,654	—	—	245,494
Depreciation and amortization	14,522	22,817	—	—	37,339
Mine operating margin/(loss)	8,827	(36,473)	—	—	(27,646)
Impairment charges	—	34,396	—	—	34,396
Net loss attributable to non-controlling interest	(368)	(10,361)	—	—	(10,729)
Net income/(loss) attributable to Golden Star	$2,427	$(54,495)	$686	$(16,299)	$(67,681)

Capital expenditures	$33,912	$23,139	$—	$—	$57,051

	Wassa	Bogoso/Prestea	Other	Corporate	Total
December 31, 2016
Total assets	$175,738	$109,691	$8,786	$4,635	$298,850

December 31, 2015
Total assets	$149,019	$68,454	$21,606	$(97)	$238,982
Currently, approximately 90% of our gold production is sold and shipped to a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for sale of the gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

24. SUPPLEMENTAL CASH FLOW INFORMATION
During the year ended December 31, 2016 and 2015, there was no payment of income taxes. The Company paid $7.2 million of interest during the year ended December 31, 2016 (year ended December 31, 2015 - $8.7 million).
Changes in working capital for the year ended December 31, 2016 and 2015 are as follows:

	For the Years Ended December 31,
	2016	2015
(Increase)/decrease in accounts receivable	$(2,185)	$9,718
Increase in inventories	(9,369)	(6,804)
Decrease/(increase) in prepaids and other	1,059	(670)
Increase in accounts payable and accrued liabilities	1,656	4,467
Decrease in current portion of vendor agreement	(13,369)	—
Total changes in working capital	$(22,208)	$6,711
Other includes the following components:

	For the Years Ended December 31,
	2016	2015
Gain/(loss) on disposal of assets	$(180)	$88
Net realizable value adjustment on inventory	1,190	1,524
(Gain)/loss on marketable securities	(69)	56
Gain on deferral of payables (see Note 9)	(2,682)	(2,432)
Accretion of vendor agreement (see Note 9)	2,008	912
Accretion of rehabilitation provisions (see Note 10)	1,368	1,761
Amortization of financing fees	884	1,097
Amortization of 7% Convertible Debentures discount	870	—
Conversion make-whole payment in common shares (see Note 13)	885	—
Gain on conversion of 7% Convertible Debentures, net	(48)	—
	$4,226	$3,006
25. IMPAIRMENT CHARGES
The following table shows the breakdown of the impairment charges recognized during the year ended December 31, 2016 and 2015:

	For the Years Ended December 31,
	2016	2015
Mining interests	—	8,734
Materials and supplies inventories	—	12,887
Refractory ore inventory	—	12,775
	$—	$34,396

Impairment charges recorded during 2015 totaled $34.4 million and were based on the Company's assessment at June 30, 2015 that forecasted mine operating loss for the Bogoso refractory operation prior to the planned suspension was an indicator of impairment for the Bogoso refractory assets.
Mining Interests
An impairment charge of $8.7 million ($8.7 million, net of tax) was recorded against Bogoso's refractory assets at June 30, 2015. The impairment charge comprised of $4.2 million related to mine property and $4.5 million related to property, plant and equipment. These impairment charges represent the excess of carrying values over the total recoverable amount calculated on a value-in-use basis of the Bogoso refractory assets.
The gold price assumption used for the impairment assessment at June 30, 2015 was based on a short-term gold price of $1,150 per ounce. Projected cash flows were discounted using a weighted average cost of capital which includes estimates for risk-free interest rates, market return on equity, share volatility, debt-to-equity ratios and risks specific to the CGUs. Management's estimates of the recoverable amounts were classified as Level 3 in the fair value hierarchy.
Sensitivities
The projected cash flows were significantly affected by changes in assumptions including future capital expenditures and production cost estimates.
For the impairment charge recorded at June 30, 2015, a 10% change to the gold price assumption would not have had any impact to the impairment charge recognized on the Bogoso refractory assets.
Inventory write-off
$12.9 million of materials and supplies inventories and $12.8 million of refractory ore inventory at the Bogoso refractory operation were written off at June 30, 2015 based on a review of the inventory turnover and the expected inventory usage and recovery of ounces in ore prior to the subsequent suspension of the refractory operation in the third quarter of 2015.
26. FINANCIAL RISK MANAGEMENT
Our exposure to market risk includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates and commodity price fluctuations.
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We manage the liquidity risk inherent in these financial obligations by preparing monthly financial summaries, quarterly forecasts and annual long-term budgets which forecast cash needs and expected cash availability to meet future obligations. Typically these obligations are met by cash flows from operations and from cash on hand. Scheduling of capital spending and acquisitions of financial resources may also be employed, as needed and as available, to meet the cash demands of our obligations.
Our ability to repay or refinance our future obligations depends on a number of factors, some of which may be beyond our control. Factors that influence our ability to meet these obligations include general global economic conditions, credit and capital market conditions, results of operations, mineral reserves and resources and the price of gold.

The following table shows our contractual obligations as at December 31, 2016:

	Payment due (in thousands) by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$94,973	$—	$—	$—	$94,973
Debt [1]	15,695	45,526	59,999	—	121,220
Interest on long term debt	8,014	12,719	8,400	—	29,133
Purchase obligations	14,570	—	—	—	14,570
Rehabilitation provisions [2]	5,515	19,489	24,321	35,048	84,373
Total	$138,767	$77,734	$92,720	$35,048	$344,269

[1]
Includes the balance of the 5% Convertible Debentures maturing in June 2017, the 7% Convertible Debentures maturing in August 2021, the loan from RGI, the finance leases and the vendor agreement. Golden Star has the option to settle the $13.6 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances provided that the aggregate maximum number of common shares to be issued may not exceed 19.99% of the issued and outstanding common shares as of the closing date. Golden Star may not redeem the 7% Convertible Debentures prior to August 15, 2019, except in the event of certain changes in applicable tax law. On or after August 15, 2019, the Company may redeem all or part of the outstanding 7% Convertible Debentures at the redemption price, only if the last reported sales price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures and 7% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
As at December 31, 2016, the Company has current assets of $77.4 million compared to current liabilities of $137.8 million. As at December 31, 2016, the Company had a cash balance of $21.8 million and on January 3, 2017, the Company received a scheduled $10.0 million payment from RGLD pursuant to the Streaming Agreement (see Note 11). The Company also received net proceeds of $24.8 million under the completed bought deal public offering on February 7, 2017 (see Note 28).
The Company expects to meet its short-term financial needs through its cash on hand, cash flow from operations, and further long term financing as required, including alternative options to facilitate the repayment or refinancing, in whole or in part, of the 5% Convertible Debentures maturing on June 1, 2017. These alternatives should provide the Company with the flexibility to fund any potential cash flow shortfall. There can be no assurance however that if additional financing is required it will be available at all or on terms acceptable to the Company.
Interest rate risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our 5% Convertible Debentures, 7% Convertible Debentures, vendor agreement and the outstanding loans under our equipment financing facility bear interest at a fixed rate and are not subject to changes in interest payments. The Royal Gold loan has interest calculated based on the average daily London Bullion Market Association (“LBMA”) gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. Based on our current $20.0 million outstanding balance on the Royal Gold loan, a $100 increase in the LBMA gold price would increase interest charges by $0.1 million on an annual basis. We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.
Foreign currency exchange rate risk
Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.
Since our revenues are denominated in U.S. dollars and our operating units transact much of their business in U.S. dollars, we are typically not subject to significant impacts from currency fluctuations. However, certain purchases of labor, operating supplies and capital assets are denominated in Ghana cedis, euros, British pounds, Australian dollars, South African rand and Canadian dollars. To accommodate these purchases, we maintain operating cash accounts in non-US dollar currencies and appreciation of these non-US dollar currencies against the U.S. dollar results in a foreign currency gain and a decrease in non-U.S. dollar currencies results in a loss. In the past, we have entered into forward purchase contracts for South African rand, euros and other currencies to hedge expected purchase costs of capital assets. During 2016 and 2015, we had no currency related derivatives. At December 31, 2016 and December 31, 2015, we held $1.8 million and $1.2 million, respectively, of foreign currency.
Commodity price risk
Gold is our primary product and, as a result, changes in the price of gold can significantly affect our results of operations and cash flows. Based on our gold production in the year, a $100 per ounce change in gold price would result in approximately a $18.0 million and $17.1 million change in our sales revenues and operating cash flows, respectively. To reduce gold price volatility, we have at various times entered into gold price hedges. As at December 31, 2016, the Company does not have any outstanding gold price derivative contracts.
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily associated with liquid financial assets and derivatives. We limit exposure to credit risk on liquid financial assets by holding our cash, cash equivalents, restricted cash and deposits at highly-rated financial institutions. Risks associated with gold trade receivables is considered minimal as we sell gold to a credit-worthy buyer who settles promptly within two days of receipt of gold bullion.
27. CAPITAL RISK MANAGEMENT
The Company manages its capital in order that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

	As of	As of
	December 31, 2016	December 31, 2015
Equity	$(120,761)	$(131,234)
Long-term debt	89,445	91,899
	$(31,316)	$(39,335)
Cash and cash equivalents	21,764	35,108
	$(9,552)	$(4,227)
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In doing so, the Company may issue new shares, restructure or issue new debt and acquire or dispose of assets.
In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's treasury policy specifies that cash is to be held in banks with a rating of A or higher by Moody's or Standard & Poor's. In addition, the Company's investment policy allows investment of surplus funds in permitted investments consisting of US treasury bills, notes and bonds, government sponsored agency debt obligations, corporate debt or municipal securities with credit rating of at least AA. All investments must have a maximum term to maturity of one year.
28. SUBSEQUENT EVENTS
On January 3, 2017, the Company received $10.0 million of streaming advance payment from RGLD pursuant to the Streaming Agreement. (see Note 11)
On January 6, 2017, the Company announced that commercial production has been achieved at its Wassa Underground Gold Mine in Ghana, effective January 1, 2017.
On February 7, 2017, the Company closed a bought deal of 31,363,950 common shares, which includes shares issued upon full exercise of the over-allotment option, at a price of C$1.10 per share, for net proceeds to the Company of $24.8 million (the "Offering"). The Offering was led by Clarus Securities Inc. and included National Bank Financial Inc., BMO Capital Markets, Scotia Capital Inc., and CIBC World Markets Inc. The Company intends to use the net proceeds from the Offering to fund: 1) exploration projects on the Company's properties 2) capital expenditures at the Wassa Gold Mine and the Prestea Gold Mine 3) the partial repayment of the Company's 5% Convertible Debentures and 4) working capital and general corporate purposes.
Subsequent to the year ended December 31, 2016, $7.0 million principal outstanding of the 7% Convertible Debentures were converted to 7,778,889 shares. In total, $12.0 million principal outstanding of the 7% Convertible Debentures has been converted into 13,335,556 common shares at February 21, 2017. Total principal that remains outstanding on the 7% Convertible Debentures is $53.0 million.